

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

May 11, 2007

Mr. Gerhard J. Neumaier
President
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086

> **RE:** **Form 10-K for Fiscal Year Ended July 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended October 28, 2006 and**
> **January 27, 2007**
> **File No. 1-9065**

Dear Mr. Neumaier:

We have reviewed your letter dated March 15, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED JULY 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

<u>Financial Statements</u>

<u>Consolidated Statement of Income, page 25</u>

2. We have read your response to comment three from our letter dated January 31, 2007. It appears that your use of the terms net revenue and revenue net of

subcontractor costs still represent a non-GAAP revenue measure. Please remove this non-GAAP revenue measure from your financial statements and related footnotes as required by Item 10(e)(1)(ii)(C) of Regulation S-K. You may continue to disclose the amounts of the direct subcontract costs for each period presented on the face of the statement of income. However, it would not be appropriate to include a subtotal such as net revenues or revenue net of subcontract costs. Please also remove the non-GAAP revenue measure from elsewhere in the filing. Otherwise, please include the disclosures required by Item 10(e) of Regulation S-K.

3. We have read your response to comment four from our letter dated January 31, 2007. It appears that you have included bad debt expense and amortization as non-operating expenses. Please tell us how you determined that it was appropriate to include bad debt expense and amortization as non-operating expenses rather than as components of operating income. Otherwise, please revise your statement of income to include these expenses as components of income from operations for all periods presented. In addition, please provide us with your proposed disclosure showing the components and related amounts included in the other expenses line item for each period your income statement is presented.

Form 10-Q for the Period Ended January 27, 2007

Note 11. Recent Accounting Pronouncements

4. We have read your responses to comments 13 through 15 from our letter dated January 31, 2007. Please disclose in tabular format, the impact of the reversal of the cumulative effect adjustment recorded in the first quarter on each line item affected. Your disclosure should include the amounts as reported and as restated with the adjustments shown as reconciling items. Your disclosure should also include the impact on all financial statements including the balance sheet and income statement for all periods affected. Please also ensure that each adjustment is made to the revenue and/or expense line item to which it relates, rather than to the other expense line item which is outside of income (loss) from operations. Please also discuss the impact of this correction on your original conclusions regarding the effectiveness of your disclosure controls and procedures.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief